KH 3/14

NB 3/15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

MAR 01 2011

Washington, DC
110

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26118

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: East/West Securities Co.

OFFICIAL USE ONLY
10038
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Pine Street, Ste. 500
(No. and Street)

San Francisco (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samuel H. Wong & Co., LLP
(Name – *if individual, state last, first, middle name*)

2010 Pioneer Ct., (Address) San Mateo (City) CA (State) 94403 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

[redacted]

11019928

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JP 3/22

OATH OR AFFIRMATION

I, Leslie U. Harris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of East/West Securities Co, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

325-20002 325-25183

325-98238 325-98102

State of California, County of San Francisco
Subscribed and sworn to before me this 25th
Day of February 2011, by
Leslie U. Harris
proved to me on
the basis of satisfactory evidence to be the
person(s) who appeared before me.

Notary Public, California

[Signature]
Signature

Partner
Title

APRIL M. JOHNSON
COMM. #1868368
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Nov. 13, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

East West Securities Co.
(A Partnership)

Audited Financial Statements

December 31, 2010 and 2009

East West Securities Co.
(A Partnership)

Contents

SAMUEL H. WONG & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

The Partners of
East West Securities Co.

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheets of East West Securities Co. (A Partnership) as of December 31, 2010 and 2009, and the related statements of income, changes of partners' capital, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial positions of East West Securities Co. (A Partnership) as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

San Mateo, California
February 18, 2011

Samuel H. Wong & Co., LLP
Certified Public Accountants

2010 PIONEER COURT, SAN MATEO, CA 94403 TEL.: (415) 732-1288 FAX.: (415) 397-9028
E-MAIL: INFO@SWONGCPA.COM WEBSITE: WWW.SWONGCPA.COM

SAMUEL H. WONG & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

The Partners
East West Securities Company

Independent Auditor's Report on Internal Control
claiming an exemption under SEC Rule 15c3-3

In planning and performing our audit of the financial statements of East West Securities Company (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

2010 Pioneer Court, San Mateo, CA 94403 Tel.: (415) 732-1288 Fax.: (415) 397-9028
E-mail: info@swongcpa.com Website: www.swongcpa.com

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Samuel H. Wong & Co., LLP
Certified Public Accountants

San Mateo, California
February 18, 2011

East West Securities Co.
(A Partnership)
Balance Sheets
As of December 31, 2010 and 2009

	Note	*2010*	*2009*
ASSETS			
Current Assets			
Cash & Cash Equivalents	2(C)	$ 37,139	$ 106,321
Restricted Cash	3	100,000	100,000
Total Cash		137,139	206,321
Marketable Securities		-	11,472
Commission Receivable		7,038	8,171
Other Receivable	4	22,000	-
Total Current Assets		166,177	225,964
Property and Equipment			
At Cost	2(A) & 5	97,111	145,593
Less: Accumulated Depreciation		(97,111)	(142,204)
		-	3,389
Other Assets			
Rental Deposit	6	9,217	9,217
TOTAL ASSETS		$ 175,393	$ 238,570
LIABILITIES AND PARTNERS' CAPITAL			
Current Liabilities			
Payroll Tax Payable		1	2,178
Accrued Liabilities		10,415	20,892
Contingent Liability	4	22,800	-
Total Current Liabilities		33,216	23,070
TOTAL LIABILITIES		33,216	23,070
Partners' Capital			
Leslie U. Harris		69,667	105,595
Nai Fung Chen		72,510	109,905
Total Partners' Capital		142,177	215,500
Total Liabilities and Partners' Capital		$ 175,393	$ 238,570

See Accompanying Notes to the Financial Statements

East West Securities Co.
(A Partnership)
Statements of Income
For the years ended December 31, 2010 and 2009

	Note	2010	2009
Commission Revenue			
Commission Income		$ 157,758	$ 253,365
Commission - MMF		3,017	10,180
Commission - Foreign Securities		74,997	75,975
Mutual Fund Concession		1,282	2,939
Miscellaneous Income		4,432	6,134
Wrap Income		2,598	301
Inactive Account Fees		1,600	1,782
Trading Income		3,440	3,495
Other		6	94
Fee Earned		195	1,218
		249,324	355,483
Operating Expenses			
Accounting Fees		13,400	14,044
Advertising	8	2,860	7,340
Auto Expenses		697	1,116
Bank Service Charges		5,716	197
Compliance Data		113	66
Clearance Charges		50,752	61,750
Communications Charge		4,174	9,744
Contributions		-	100
Depreciation & Amortization		3,455	1,934
Dues		1,600	1,193
Education		-	25
Error Account		72	1,819
Employee Benefits		-	5,020
Entertainment & Promotion		11,403	11,363
Gifts		1,452	1,526
Insurance		3,647	5,571
Interest		107	-
Legal		630	76
Miscellaneous		388	322
Office Supplies		1,149	1,204

See Accompanying Notes to the Financial Statements

East West Securities Co.
(A Partnership)
Statements of Income
For the years ended December 31, 2010 and 2009

	2010	2009
Outside Services	760	425
Wages	71,221	121,952
Postage and Delivery	772	726
Printing and Typesetting Expense	270	1,080
Quote Fees	3,810	19,939
Rent	58,648	58,942
Repair and Maintenance	205	70
Subscriptions	413	1,118
Seminar	-	50
Taxes and License	805	1,158
Taxes - Payroll	6,103	12,054
Telephone & Telex	10,892	6,299
Travel	182	232
Total Operating Expenses	255,697	348,455
Operating Income	(6,374)	7,028
Other Income and (Expenses)		
Dividend - Income	50	88
Dividend - State Non-Taxable	50	90
Interest Earned	2,423	1,768
Unrealized G/L Investment Acct.	-	3,590
Total Other Income (Loss) and Expense	2,522	5,536
Income (Loss) Before Partners' Income Taxes	$ (3,851)	$ 12,564

See Accompanying Notes to the Financial Statements

East West Securities Co.
(A Partnership)
Statements of Changes in Partners' Capital
For the years ended December 31, 2010 and 2009

	Harris	Chen	Total
Beginning Balance on 1/1/09	$ 140,599	$ 146,337	$ 286,936
(Withdrawal) By Partners	(41,160)	(42,840)	(84,000)
Income (Loss) Before Partners' Income Taxes	6,156	6,408	12,564
Ending Balance on 12/31/09	$ 105,595	$ 109,905	$ 215,500

	Harris	Chen	Total
Beginning Balance on 1/1/10	$ 105,595	$ 109,905	$ 215,500
(Withdrawal) By Partners	(34,041)	(35,430)	(69,471)
Income (Loss) Before Partners' Income Taxes	(1,887)	(1,964)	(3,851)
Ending Balance on 12/31/10	$ 69,667	$ 72,510	$ 142,177

See Accompanying Notes to the Financial Statements

East West Securities Co.
(A Partnership)
Statements of Cash Flows
for the years ended December 31, 2010 and 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:		
Commissions Received	$ 228,457	359,907
Cash Paid to Suppliers and Employees	(232,903)	(335,815)
Interest Paid	(107)	-
Taxes and License	(9,086)	(14,865)
Net cash provided by operating activities	(13,638)	9,227
CASH FLOWS FROM INVESTING ACTIVITIES:		
Additions to Fixed Assets	(67)	(308)
Purchase of Securities	-	(3,237)
Rental Deposit	11,472	-
Dividend Received	-	178
Interest Income Received	100	1,768
Unrealized G/L Investment Acct.	2,423	3,591
Net cash provided/(used) by investing activities	13,927	1,992
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payment of Partners' Withdrawals	(69,471)	(84,000)
Net cash used by financing activities	(69,471)	(84,000)
Net Increase in Cash and Cash Equivalents	$ (69,182)	$ (72,781)
Cash and Cash Equivalents at beginning of year	$ 206,321	$ 279,102
Cash and Cash Equivalents at end of year	$ 137,139	$ 206,321

See Accompanying Notes to the Financial Statements

East West Securities Co.
(A Partnership)
Reconciliation of Net Income to Net Cash Provided by Operating Activities
For the years ended December 31, 2010 and 2009

	2010	2009
Net Income	$ (3,851)	$ 12,564
Adjustments to Reconcile Net Income to Net Cash Provided by Cash Activities:		
Depreciation & Amortization	3,455	1,934
Dividends	(100)	(178)
Interest Income	(2,423)	(1,768)
Realized Gain on Investment	-	(3,591)
Decrease/(Increase) in Commission Receivable	1,133	4,425
Decrease/(Increase) in Prepaid Expenses	-	1,479
Decrease/(Increase) in Other Receivable	(22,000)	-
Increase/(Decrease) in Payroll Taxes Payable	(2,177)	(1,653)
Increase/(Decrease) in Accrued Liabilities	(10,476)	(3,985)
Increase/(Decrease) in Contingent Liability	22,800	-
Total of all adjustments	(9,787)	(3,337)
Net Cash Provided by Operating Activities	$ (13,638)	$ 9,227

See Accompanying Notes to the Financial Statements

East West Securities Co
(A Partnership)
Notes to the Financial Statements
For the years ended December 31, 2010 and 2009

1. The Company

East/West Securities Co. was formed as a Partnership on June 11, 1981 under the laws of the State of California. A written partnership agreement was executed on May 20, 1993, formalizing the existing business relationship.

East/West Securities Co. is a registered broker/dealer servicing individual and institutional investors in the U.S. and abroad.

The organization consists of two partners, with Nai Fung Chen owning a 51% interest and Leslie U. Harris owning a 49% interest. Income or loss is being shared in the same proportion. The Company operates as a broker/dealer registered pursuant to Section 15-b of the Securities Exchange Act of 1934.

2. Summary of Significant Accounting Policies

The Company maintains its general ledger and journals with the accrual method of accounting. Accordingly, the accompanying financial statements have been prepared on the accrual basis of accounting. A summary of significant accounting policies is outlined below: -

(A) *Property and Equipment*

Property and Equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Property and equipment are depreciated over their estimated useful lives ranging from 3-7 years by the straight-line method.

(B) *Income Taxes*

According to Subchapter K, Part I., Section 701 of the Internal Revenue Code, there is no provision for income taxes, since a Partnership is not a taxable entity. Individual partners report their distributive shares of partnership income or loss for tax purposes.

(C) *Cash Equivalents*

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

(D) *Securities Transactions*

Securities transactions are recorded on a settlement date basis, except for proprietary transactions and the related expenses, which are recorded on a trade date basis.

(E) *Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(F) *Reclassifications*

Certain accounts in the prior-year financial statements have been reclassified to conform with comparison of the current-year financial statements.

(G) *Recognition of Revenue*

The Company recognizes commission revenue at the point when an open trade order has been executed and confirmed by the trade counterparty.

3. Restricted Cash

The Company agrees to maintain a good faith deposit of $100,000 at Penson Financial Services Inc.

4. Other Receivable

This represented amount of $22,000 due by the partners for advances from sale proceeds of business as discussed as follow. The Company has entered into a material contract on December 28, 2010 to sell 100% ownership of the business, which includes the Company's names, trademarks, assets, liabilities, and account for $22,800 on a contingency that FINRA must approve the change in ownership for the transaction to be effective. The non-refundable sales proceeds of $22,800 has been received and distributed to the partners accordingly. The receivable will be recognized as a return of capital once the transaction consummates.

5. Property and Equipment

Property and Equipment as of December 31, 2010 consists of the following: -

Category	At Cost	Accumulated Depreciation	Net Value
Furniture & Fixtures	$ -	$ -	$ -
Machinery & Equipment	10,241	10,241	-
Automobiles	80,199	80,199	-
Leasehold Improvement	-	-	-
Computer Software	6,671	6,671	-
	$ 97,111	$ 99,711	$ -

Property and Equipment as of December 31, 2009 consists of the following: -

Category	At Cost	Accumulated Depreciation	Net Value
Furniture & Fixtures	$ 6,465	$ 6,397	$ 68
Machinery & Equipment	30,461	28,675	1,786
Automobiles	80,198	80,198	-
Leasehold Improvement	21,798	20,304	1,494
Computer Software	6,671	6,630	41
	$ 145,593	$ 142,204	$ 3,389

The Company disposed its furniture and leasehold improvement when it relocated to its new office. The depreciation expense for the years ended December 31, 2010 and 2009 were $3,455 and $1,934.

6. Rental Deposit

On December 31, 2010, the Company vacated the office premises located at 555 Montgomery Street, San Francisco, California. The security deposit of $9,217 is still held by the landlord and is subject for refund.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $132,885 per computation disclosed in the

accompanying Supplementary Information, which was $82,885 in excess of its required minimum net capital of $50,000. The Company's net capital ratio was 0.25 to 1. At December 31, 2009, the Company had net capital of $198,636 per computation disclosed in the accompanying Supplementary Information, which was $148,636 in excess of its required minimum net capital of $50,000. The Company's net capital ratio was 0.12 to 1.

8. Advertising Expense

Pursuant to the Accounting Policy in the United States, the Company expensed the whole of $2,860 advertising incurred during the year.

9. Concentration of Risk

The Company has a significant concentration of risk related to its revenues. The Company's trading activities originate from a small number of institutional investors, and the composition of the Company's clientele and revenue sources continues to trend towards a smaller group of institutions. If this trend continues, it is possible that the company could be significantly impacted if these institutions discontinued the existing business relationship.

10. Subsequent Event

Management recognizes the consideration of disclosing subsequent events pursuant to FASB-ASC 855. For the year under audit, there was a subsequent event as disclosed in footnote (4) that the Company entered into a Contract on December 28, 2010 for the sale of its business including the Company's name, trademark, assets and liabilities for a sum of $22,800 on a contingency that Financial Industry Regulatory Authority (FINRA) must approve the change in ownership in order for the transaction to be effective. At the date of issuance of the independent auditor's report, the Company has not yet received the approval from FINRA although it is expected to be forthcoming shortly.

East West Securities Co
(A Partnership)
Supplementary Information
For the year ended December 31, 2010

Supplementary Information

East West Securities Co
(A Partnership)
Supplementary Information
For the year ended December 31, 2010
Schedule I

Net Capital Computation
For the year ended December 31, 2010

Total Assets		$175,393
Less: Total Liabilities		(33,216)
Total Partners' Capital		142,177
Non-allowable Assets		
Rental Deposit		(9,217)
	Total Non-allowable Assets	(9,217)
Net Capital Before Haircuts		132,960
Haircuts on Proprietary Security Positions		
0.25% of Certificates of Deposit		(75)
	Subtotal	(75)
Net Capital		132,885
Net Capital in Excess of Minimum Requirement of $50,000		$ 82,885

East West Securities Co
(A Partnership)
Supplementary Information
For the year ended December 31, 2010
Schedule II

Statement of Material Differences Between
Audited Schedules and Unaudited Schedules Filed by
Broker or Dealer
Rule 17A-5(A) Part IIA
December 31, 2010

		Unaudited	Audited	Difference
Less: Accumulated Depreciation	(A)	(145,792)	(97,111)	$ 48,681
Accrued Liabilities	(B)	3,232	10,415	$ 7,183

(A) Adjusted for disposal of property and equipment for the year 2010 and the corresponding accumulated depreciation.

(B) Certain Accrued Liabilities were not originally recognized.

East West Securities Co
(A Partnership)
Supplementary Information
For the year ended December 31, 2010

Reconciliation of the Computation of
Net Capital and Material Differences Between
Audited Schedules and Unaudited Focus Part IIA
For the year ended December 31, 2010

Net Capital before audit	$140,868
Adjustments:	
Increase in operating expenses as a result of audit resulting in decrease of Partners' Capital	(7,983)
Net capital after audit	$132,885

East West Securities Co
(A Partnership)
Supplementary Information
For the year ended December 31, 2010
Schedule III

East/West Securities Co.
(A Partnership)
Statement on Material Inadequacies
For the year ended December 31, 2010

There were no material inadequacies found to exist or found to have existed since the date of the previous audit.

East West Securities Co
(A Partnership)
Supplementary Information
For the year ended December 31, 2010
Schedule IV

Reconciliation of Unaudited Statement
For the year ended December 31, 2010

	Differences	
Income (Loss) Per Unaudited Statement		$ 3,200
Revenues		
Miscellaneous Income	-	
	-	
Operating Expenses		
Advertising Expense	220	
Accounting Fees	4,768	
Depreciation & Amortization	(133)	
Entertainment and Promotion	123	
Interest	51	
Legal Expense	600	
Office Supplies	157	
Network	75	
Postage and Delivery	9	
Repair Expense	120	
Telephone	972	
Travel	89	
Total Adjustments to Income		(7,051)
Income (Loss) Per Audited Statement		$ (3,851)

SAMUEL H. WONG & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

To the Partners
East West Securities Co.

Report on SIPC Annual Assessment
Required by SEC Rule 17A-5

Dear Sirs:

In accordance with Rule 17a-5(E) (4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule of Securities Investor Protection Corporation assessments payments to East West Securities Co. for the period from January 1, 2010 to December 31, 2010; such assessment is based on certain gross revenues included in the results of operations for the period from January 1, 2010 to December 31, 2010. Our procedures were performed solely to assist you in complying with Rule 17A-5(E)(4), and our report is not to be used for any other purpose. The procedures performed were as follows:

a. Comparison of listed assessment payments with respective cash disbursements record entries.

b. For all or any portion of a fiscal year ending in 1976 and each fiscal year thereafter, comparison of amounts reflected in the annual report as required by paragraph (d) of this section, with amounts reported in the Annual General Assessment Reconciliation (Form SIPC-7).

c. Comparison of adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting adjustments.

d. Proof of arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting adjustments.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule attached (Schedule of Assessment Payments to the Securities Investor Protection Corporation). In connection with the above procedures, nothing came to our attention that caused us to believe that the amounts shown on the accompanying schedules were not in compliance with Form SIPC-7 and its applicable instructions. This report relates only to the schedules referred to above and does not extend to any financial statements of East West Securities taken as a whole.

San Mateo, California
February 11, 2011

Samuel H. Wong & Co., LLP
Certified Public Accountants

2010 PIONEER COURT, SAN MATEO, CA 94403 TEL.: (415) 732-1288 FAX.: (415) 397-9028
E-MAIL: INFO@SWONGCPA.COM WEBSITE: WWW.SWONGCPA.COM

Schedule of Assessment Payments

To the Securities Investor Protection Corporation

For the Period from January 1, 2010 to December 31, 2010

	Payment Date	Amount
First half of fiscal year	August 9, 2010	$314.72
Second half of fiscal year	February 24, 2011	$182.74
Total payments		$ 497.46
Overpayment to be carried forward		$ 0
Total assessment		$ 497.46

All payments were mailed to following address:

Securities Investor Protection Corp

P.O. Box 92185

Washington, DC 20090-2185

See accompanying report dated February 11, 2011 page 18.